SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

TERADYNE, INC.

NAC EQUIPMENT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

653339101

(CUSIP Number of Class of Securities)

Eileen Casal, Esq.

600 Riverpark Drive

North Reading, Massachusetts 01864

(978) 370-2700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

with a copy to:

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$409,579,060	$12,575

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $20.00 per share by the number of shares of common stock, par value $0.001 per share (“Shares”), of Nextest Systems Corporation (“Nextest”) outstanding on a fully diluted basis as of December 11, 2007 as represented by Nextest in the Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Inc. (“Teradyne”), NAC Equipment Corporation (the “Offeror”) and Nextest, consisting of (a) 17,998,270 Shares issued and outstanding, (b) 1,970,283 Shares subject to issuance upon exercise of outstanding options and (c) 510,400 Shares subject to outstanding restricted stock units.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Teradyne, Inc., a Massachusetts corporation (“Teradyne”), and NAC Equipment Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Teradyne. This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nextest Systems Corporation, a Delaware corporation ( “Nextest”), at a price per share of $20.00, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, the Offeror and Nextest (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Nextest Systems Corporation, a Delaware corporation. Its principal executive office is located at 875 Embedded Way, San Jose, California 95138 and its telephone number is (408) 960-2400.

(b) This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares for $20.00 per share, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Teradyne and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Nextest” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Teradyne and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Nextest” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Nextest,” “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Teradyne and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Nextest,” “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Teradyne and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Nextest” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 21, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Teradyne and Nextest, dated December 12, 2007, announcing the execution of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(B)	Transcript of the Investor Call on December 12, 2007 regarding announcement of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on December 21, 2007.

(a)(5)(D)	Press Release Issued by Teradyne, dated December 21, 2007, announcing the commencement of the Offer.

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Teradyne on December 13, 2007).

(d)(2)	Form of Stockholders’ Agreement, dated as of December 11, 2007, entered into between Teradyne and each of Robin Adler, Howard Marshall, Tim Moriarty, James Moniz, Richard Dissly, Juan Benitez, Stephen Newberry, Eugene White and Craig Foster (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Teradyne on December 13, 2007).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

TERADYNE, INC.

By:	/S/ MICHAEL A. BRADLEY
Name: Michael A. Bradley Title: CEO and President

NAC EQUIPMENT CORPORATION

By:	/S/ MICHAEL A. BRADLEY
Name: Michael A. Bradley Title: President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 21, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Teradyne and Nextest, dated December 12, 2007, announcing the execution of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(B)	Transcript of the Investor Call on December 12, 2007 regarding announcement of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on December 21, 2007.

(a)(5)(D)	Press Release Issued by Teradyne, dated December 21, 2007, announcing the commencement of the Offer.

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Teradyne on December 13, 2007).

(d)(2)	Form of Stockholders’ Agreement, dated as of December 11, 2007, entered into between Teradyne and each of Robin Adler, Howard Marshall, Tim Moriarty, James Moniz, Richard Dissly, Juan Benitez, Stephen Newberry, Eugene White and Craig Foster (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Teradyne on December 13, 2007).